SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D (Rule 3d-101)	Estimated average burden hours per response. . 11

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 3 TO SCHEDULE 13D)*

SSP SOLUTIONS, INC. (FORMERLY LITRONIC, INC.)

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

537004 10 3

(CUSIP Number)

STEVEN K. SPRAGUE

PRESIDENT AND CHIEF EXECUTIVE OFFICER

WAVE SYSTEMS CORP.

480 PLEASANT STREET, LEE MA 01238

(413) 243-1600

With a copy to:

NEIL W. TOWNSEND

BINGHAM MCCUTCHEN, LLP

399 PARK AVENUE

NEW YORK, NEW YORK 10022-4689

(212) 705-7700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

OCTOBER 28, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 537004 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). WAVE SYSTEMS CORP. 13-3477246

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,585,583

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 4,585,583

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,585,583

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 16.4731%

14.	Type of Reporting Person (See Instructions) CO

SSP SOLUTIONS, INC. SCHEDULE 13D

AMENDMENT NO. 3

NOTE:  This Amendment No. 3 amends Amendment No. 2 to the Statement on Schedule 13D filed on April 7, 2003 by Wave Systems Corp. (“Wave”).  This Amendment No. 3 is filed on behalf of Wave.

This Amendment No. 3 is being filed to report a material decrease in the amount of the securities of SSP Solutions, Inc. (“SSP”) that Wave beneficially owns.  There has been no change in the information set forth in the responses to Items 1, 2, 3, 4, 6 or 7 of the Schedule 13D.  Accordingly, those Items are omitted from this Amendment No. 3.

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

Item 5.	Interest in Securities of the Issuer
Items 5(a), 5(b) and 5(c) are amended to read as follows:
(a) Wave owns 4,585,583 shares of common stock of SSP, which equal approximately 16.4731% of the total 27,836,733 outstanding shares of common stock of SSP as of October 30, 2003.
(b) Wave has sole voting and dispositive power to all 4,585,583 shares that it owns.

(c)          On October 28, 2003, Wave sold 100,000 shares of SSP’s common stock on the open market for $1.5048.  On October 30, 2003, Wave sold an additional 100,000 shares of SSP’s common stock on the open market for $1.75.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to Be Filed as Exhibits

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 4, 2003
Date

WAVE SYSTEMS CORP.
/s/Steven K. Sprague
Signature
Steven K. Sprague, its President and Chief Executive Officer
Name/Title